Exhibit 99.8

CONSENT OF DEGOLYER AND MACNAUGHTON

February 24, 2011

Nexen Inc.

801-7th Avenue S.W.

Calgary, Alberta  T2P 3P7

Board of Directors:

We hereby consent to references to DeGolyer and MacNaughton, and information from our reports concerning the United Kingdom, Yemen Masila, Nigeria and Canada, respectively, relating to our evaluation of certain oil and gas properties of Nexen Inc. (the “Corporation”), contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of the Corporation dated February 16, 2011 which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2010 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574, (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-142670, 333-142652 and 333-84786, and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-159551), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable.

Very truly yours,

/s/ DeGOLYER and MacNAUGHTON

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716